

Mail Stop 3561

March 9, 2007

Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Suite 300
Reno, Nevada 89511-1136

      Re: Ormat Technologies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed March 28, 2006
             File No. 1-32347

Dear Mr. Tenne:

      We have reviewed the responses in your letter dated January 29, 2007 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Refinancing of the Puna Project, page 130

1. We have reviewed your response to our prior comment 3 in our letter dated December 29, 2006 and note your explanation for including the $71 million prepaid rent and $7.6 million (which subsequently totaled $12 million) as cash flows from operating activities. It appears you concluded these cash flows should be classified as operating cash flows as a result of your determination that the lease out, lease in (LOLI) transactions should be

treated as operating leases for financial reporting purposes. Please provide us a detailed explanation of your lease out, lease in transactions including all the pertinent terms and conditions which were evaluated in your analysis and cite for us the authoritative basis in US GAAP for your conclusions.

*   *   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 551-3323 or Staff Accountant Scott Ruggerio at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief